

June 10, 2011

John W. McReynolds, President and Chief
Financial Officer
Energy Transfer Equity, L.P.
3738 Oak Lawn Avenue
Dallas, TX 75219

Kelcy L. Warren, Chief Executive Officer
Energy Transfer Partners, L.P.
3738 Oak Lawn Avenue
Dallas, TX 75219

> **Re:** **Energy Transfer Equity, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 1-32740**
>
> **Energy Transfer Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 1-11727**

Dear Messrs. McReynolds and Warren:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

John W. McReynolds
Energy Transfer Equity, L.P.
Kelcy L. Warren
Energy Transfer Partners, L.P.
June 10, 2011
Page 2

Energy Transfer Equity, L.P.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1. In order to facilitate this review, we have not repeated comments for issues that may be applicable to Energy Transfer Partners, L.P. To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant. Unless stated otherwise, when we reference a page number it is a reference to a page in the Form 10-K of Energy Transfer Equity, L.P.

Item 11. Executive Compensation, page 113

Components of Executive Compensation, page 116
Annual Bonus, page 117

2. Please quantify the actual and target internal EBITDA budget amounts used to determine the 2010 annual bonuses for your named executive officers. Also disclose the percentage of the annual salary used to calculate the annual bonus paid to each named executive officer. Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

3. We note your disclosure in the fifth paragraph that you considered the individual performances of the named executive officers in determining the cash bonuses for 2010. Please describe in greater detail how individual roles and performance (i.e., the qualitative factors) for each named executive officer factored into the compensation amounts you disclose. See Item 402(b)(2)(vii) of Regulation S-K.

ETP Equity Awards, page 119

4. We note that Mr. McCrea was granted equity awards totaling $13,455,000 in 2010. Please expand your disclosure in the third paragraph to describe in greater detail how the amount of this award was determined. Refer to the last paragraph of Section II.B.1 in Release No. 37-8732A, which states that a named executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different.

Certain Relationships and Related Transactions, and Director Independence, page 130

5. You mention here that your Conflicts Committee "generally" reviews any proposed related party transaction. Please revise this discussion to provide additional information regarding your policies and procedures relating to the review and approval of such

John W. McReynolds
Energy Transfer Equity, L.P.
Kelcy L. Warren
Energy Transfer Partners, L.P.
June 10, 2011
Page 3

transactions, as required pursuant to Item 404(b) of Regulation S-K. Specifically, indicate how you will determine whether there is a proposed related party transaction. Indicate whether these policies and procedures are in writing. Also indicate whether any of the related party transactions you describe in your discussion were reviewed in accordance with this policy and, if not, state why they did not require such review.

Financial Statements, page F-1

Note 8. Partners' Capital, page F-36
Quarterly Distributions of Available Cash, page F-39

6. Please tell us how to reconcile the amounts of distributions declared as stated in the table at the end of this section to the amount of distributions reported in the consolidated statements of partners' capital and cash flows.

Note 10. Regulatory Matters, Commitments, Contingencies and Environmental Liabilities, page F-43

7. We note your disclosure under the Litigation and Claims subheading that it is possible that the outcome of a particular matter could result in the payment of an amount in excess of the amount accrued for the matter. We also note your disclosure under the Environmental Matters subheading. Please tell us what consideration you gave to providing an estimate of the probable or reasonably possible loss or range of loss in excess of amounts accrued for each matter and/or in the aggregate, and for those matters where you are unable to estimate the possible loss or range of loss providing a statement that such an estimate cannot be made. Please refer to the disclosure requirements by ASC 450-20-50.

Litigation and Contingencies, page F-37

8. We note that you only accrue the deductibles for matters covered by insurance. Please tell us how you meet the right of set-off criteria in ASC 210-20-45-1.

Note 14. Reportable Segments, page F-57

9. We note that you do not separately disclose revenues from external customers for each product and service or each group of similar products and services. Refer ASC 280-50-40 and tell us how you considered the related guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

John W. McReynolds
Energy Transfer Equity, L.P.
Kelcy L. Warren
Energy Transfer Partners, L.P.
June 10, 2011
Page 4

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at Brigitte Lippmann, Special Counsel, at (202) 551-3713 with any other questions.

Sincerely,

/s/ William H. Thompson for

H. Christopher Owings
Assistant Director